October 13, 2009
Ms. Angela Connell
Reviewing Accountant
United States Securities and Exchange Committee
Division of Corporation Finance
Washington, DC 20549
Dear Ms. Connell:
This letter is in response to the comments you raised in your letter dated September 23, 2009 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2008 and Form 10Q for the Quarter Ended June 30, 2009. Below are each of your comments and Sovereign’s related responses.
Allowance for Credit Losses, page 49
1.	So that a reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:
•	Discuss the processes taken by management in identifying potential problem loans;

•	Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;

•	Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);

•	Discuss how shortfalls are addressed, including the stops taken by management to address these shortfalls, (i.e. include the timeframe followed); and

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

•	Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.
Response: We will include the following disclosure in future filings:
Management regularly monitors the condition of borrowers and assesses both internal and external factors in determining whether any relationships have deteriorated considering factors such as historical loss experience, trends in delinquency and nonperforming loans, and regional and national economic conditions and trends.
For our commercial loan portfolios, we have specialized credit officers and workout units that identify and manage potential problem loans. Changes in management factors, financial and operating performance, company behavior, industry factors and external events and circumstances are evaluated on an ongoing basis to determine whether potential impairment is evident and additional analysis is needed. For our commercial loan portfolios, risk ratings are assigned to each individual loan to differentiate risk within the portfolio and are reviewed on an ongoing basis by credit risk management and revised, if needed, to reflect the borrowers’ current risk profiles and the related collateral positions. The risk ratings consider factors such as financial condition, debt capacity and coverage ratios, market presence and quality of management. Generally, credit officers reassess a borrower’s risk rating on a quarterly basis. Sovereign’s Internal Asset Review group regularly performs loan reviews and assesses the appropriateness of assigned risk ratings. When a credit’s risk rating is downgraded to a certain level, the relationship must be reviewed and detailed reports completed that document risk management strategies for the credit going forward, and the appropriate accounting actions to take in accordance with Generally Accepted Accounting Principles in the United States (US GAAP). When credits are downgraded beyond a certain level, Sovereign’s workout department becomes responsible for managing the credit risk.
Risk rating actions are generally reviewed formally by one or more Credit Committees depending on the size of the loan and the type of risk rating action being taken.
Our consumer loans are monitored for credit risk and deterioration with statistical tools considering factors such as delinquency, loan to value, and credit scores. We evaluate our consumer portfolios throughout their life cycle on a portfolio basis.

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

When problem loans are identified that are secured with collateral, management examines the loan files to evaluate the nature and type of collateral supporting the loans. Management documents the collateral type, date of the most recent valuation, and whether any liens exist, to determine the value to compare against the committed loan amount.
If a loan is identified as impaired under SFAS No. 114, Accounting by Creditors for the Impairment of a Loan — an amendment of FASB Statements No. 5 and 15, and is collateral dependent, an initial appraisal is obtained to provide a baseline in determining the property’s fair market value. The frequency of appraisals depends on the type of collateral being appraised. If the collateral value is subject to significant volatility (due to location of asset, obsolescence, etc.) an appraisal is obtained more frequently. At a minimum, in-house revaluations are performed on at least a quarterly basis and updated appraisals are obtained within a 12 month period, if the loan remains outstanding for that period of time.
When we determine that the value of an impaired loan is less than its carrying amount, we recognize impairment through a provision estimate or a charge-off to the allowance. We perform these assessments on at least a quarterly basis. For commercial loans, a charge-off is recorded when management determines we will not collect 100% of a loan based on the fair value of the collateral, less costs to sell the property, or the net present value of expected future cash flows. Charge-offs are recorded on a monthly basis and partial charged-off loans continue to be evaluated on a monthly basis and additional charge-offs or loan loss provisions may be taken on the remaining loan balance utilizing the same criteria.
Consumer loans and any portion of a consumer loan secured by real estate and mortgage loans not adequately secured are generally charged-off when deemed to be uncollectible or delinquent 180 days or more (120 days for closed-end consumer loans not secured by real estate), whichever comes first, unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples that would demonstrate repayment include; a loan that is secured by adequate collateral and is in the process of collection; a loan supported by a valid guarantee or insurance; or a loan supported by a valid claim against a solvent estate.

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

2.	We note the continued increase in net charge-offs in your consumer real estate portfolio, specifically within the home equity loan categories. This trend appears to have continued into fiscal 2009. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. In addition to the above noted disclosures, consider also disclosing the following in future filings:
•	The approximate amount (or percentage) of residential mortgage and home equity loans as of the end of the reporting period with loan-to-value ratios above 100%; and

•	How you take into consideration housing price depreciation, and the homeowners’ loss of equity in the collateral, in your allowance for loan losses for both residential mortgages and home equity loans. Discuss the basis for your assumptions about housing price depreciation.
Response: We will include the following disclosure in future filings:
As of June 30, 2009, approximately 15.41% and 13.65% of our residential mortgage loan portfolio and home equity loan portfolio had loan-to-value ratios above 100%. No loans were originated with LTVs in excess of 100%.
For both residential and home equity loans, loss severity assumptions are incorporated into the loan loss reserve models to estimate loan balances that will ultimately charge-off. These assumptions are based on recent loss experience for six loan-to-value bands within the portfolios. Current loan-to-value ratios are updated based on movements in the state level Federal Housing Finance Agency House Pricing Indexes.
For nonperforming loans, current loan-to-value ratios are generated by obtaining broker price opinions which are refreshed every six months. Values obtained are used to estimate ultimate losses.
For Home Equity Lines of Credit (HELOC), if the value of the property decreases by greater than 50% of the homes equity from the time the HELOC was issued, the bank will close the line of credit to mitigate the risk of further devaluation in the collateral.

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

Regulatory Capital, page 53
3.	We note you present tangible equity within your GAAP performance measures. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP measure (or related ratio, if any) in the future, the staff notes the following:
a.	To the extent this measure is disclosed in future periodic filings on Form 10-K or 10-Q, or in registration and proxy statements, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as non-GAAP and complying with all of the disclosure requirements. To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

b.	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these ratios in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.
Response: As a result of the acquisition of Sovereign Bancorp by Banco Santander in January of 2009, Sovereign no longer has any public shareholders and is not followed by any equity analysts. As this metric is no longer relevant, we will remove it from future filings.
Notes to Consolidated Financial Statements
Note 4 Loans, page 16
4.	Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.
Response: We will revise our future fillings to include the disclosures required by paragraph 20(a) of SFAS 114.

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

Note 13 Fair Value, page 27
5.	Please revise your future filings to provide the disclosures required by paragraph 33 of SFAS 157 for those assets and liabilities measured at fair value on a nonrecurring basis. Provide us with a draft of your proposed revisions
Response: We will include the following disclosure in future filings:
We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. For assets measured at fair value on a nonrecurring basis that were still held in the balance sheet at quarter end, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at quarter end.

	Quoted Prices in
	Active Markets for
	Identical	Significant Other	Significant
	Assets/Liabilities	Observable Inputs	Unobservable Inputs
(In 000's)	(Level 1)	(Level 2)	(Level 3)	Total
June 30, 2009
Loans [1]	$—	$1,329,992	$—	$1,329,992
Foreclosed assets [2]	—	46,931	—	46,931
Mortgage Servicing Rights [3]	—	—	137,874	137,874

December, 31, 2008
Loans [1]	$—	$469,363	$—	$469,363
Foreclosed assets [2]	—	71,429	—	71,429
Mortgage Servicing Rights [3]	—	—	127,811	127,811
[1]	These balances are measured at fair value on a non-recurring basis using the fair value of the underlying collateral less costs to sell the property.

[2]	Represents the fair value less estimated selling costs of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

[3]	These balances are measured at fair value on a non-recurring basis. Mortgage Servicing Rights are stratified for purposes of the impairment testing.

Ms. Angela Connell
Securities and Exchange Commission
October 13, 2009

The following table presents the increase (decrease) in value of certain assets that are measured at fair value on a nonrecurring basis for which a fair value adjustment has been included in the income statement, relating to assets held at period end.

	Six Months ended June 30,
(In 000's)	2009	2008
Loans	$(87,781)	$(19,649)
Foreclosed assets	(1,565)	(3,523)
Mortgage Servicing Rights	1,327	3,086

	$(88,019)	$(20,085)

In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Guillermo Sabater
Chief Financial Officer